                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. 1)

                               ----------------

                                PW EAGLE, INC.
                      (Name Of Subject Company (Issuer))

                               ----------------

                                PW EAGLE, INC.
                                   (OFFEROR)
   (Names Of Filing Persons (Identifying Status As Offeror, Issuer Or Other
                                   Person))

                               ----------------

                    Common Stock, Par Value $0.01 Per Share
                        (Title Of Class Of Securities)

                               ----------------

                                  69366Y 10 8
                     (Cusip Number Of Class Of Securities)

                               ----------------

                                  Dobson West
                                PW Eagle, Inc.
                      222 South Ninth Street, Suite 2880
                             Minneapolis, MN 55402
                                (612) 305-0339
          (Name, Address And Telephone Number Of Person Authorized To
        Receive Notices And Communications On Behalf Of Filing Persons)

                               ----------------

                                  Copies To:
                            Daniel A. Yarano, Esq.
                           Fredrikson & Byron, P.A.
                           1100 International Centre
                            900 Second Avenue South
                             Minneapolis, MN 55402
                                (612) 347-7149

                               ----------------

                           Calculation Of Filing Fee

            Transaction Valuation:  Amount of Filing Fee:
               $10,000,000*               $2,000**

--------
*  Assumes purchase of 1,111,111 shares at $9.00 per share.

**  Previously paid.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid:
             N/A                       Filing Party: N/A
            Form or Registration No.:
             N/A                       Date Filed: N/A

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[_]Check the appropriate boxes below to designate any transactions to which the statement relates:

   [_]Third-party tender offer subject to Rule 14d-1.

   [X]Issuer tender offer subject to Rule 13e-4.

   [_]Going-private transaction subject to Rule 13e-3.

   [_]Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

   This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed by PW Eagle, Inc., a Minnesota corporation with the Securities and Exchange Commission on April 3, 2001. This Amendment No. 1 to Schedule TO relates to the Tender Offer by PW Eagle to purchase from each owner of PW Eagle common stock, par value $0.01 per share, up to 1,111,111 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, at a price not greater than $9.00 nor less than $7.50 per share (in $0.25 increments), net to the seller in cash, upon terms and subject to the conditions specified in the Offer to Purchase dated April 3, 2001 and the accompanying Letter of Transmittal which as amended or supplemented from time to time, constitute the Offer (the "Offer"). Except as amended and supplemented hereby, the Schedule TO filed by PW Eagle on April 3, 2001 remains in effect.

ITEM 4. TERMS OF THE TRANSACTION.

   Item 4 of Terms of the Transaction is hereby amended and supplemented as follows:

  . The Board of Directors of PW Eagle has approved the Offer. However, neither PW Eagle nor its Board of Directors makes any recommendation to you as to whether to tender or refrain from tendering your shares or as to the purchase price at which you choose to tender your shares. PW Eagle and its Board of Directors cannot make a recommendation to you because your investment decision of whether to tender or refrain from tendering your shares is subject to your personal investment facts and circumstances, including your investment objectives. You must make the decision whether to tender your shares and, if so, how many shares to tender and the price or prices at which the shares should be tendered. PW Eagle urges you to consult your own investment and tax advisors and consider all the information in the Offer to Purchase. Directors, officers and employees of PW Eagle who own shares may participate in the Offer on the same basis as PW Eagle's other shareholders. PW Eagle has been advised that neither the directors nor executive officers of PW Eagle intend to tender shares pursuant to the Offer.

  . Return of untendered shares. The Company understands that Rule 13e-4(f)(5) and 14e-1(c) requires PW Eagle to pay for or return the tendered shares "promptly" following the expiration of the Offer.

  . Forward-Looking Statements. In connection with the disclosure following the caption entitled "Forward-Looking Statements" in the Offer to Purchase, PW Eagle notes that the "safe harbor" provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 do not apply to forward looking statements made in connection with tender offers.

  . Conditions of the Offer. All other conditions, other than necessary government approvals, must be satisfied or waived prior to the expiration of the Offer. PW Eagle will not assert any conditions to the Offer after expiration of the Offer.

       The Offer is subject to reasonable satisfaction of the stated conditions, and PW Eagle is limited to reasonable discretion in determining whether any condition has been satisfied. Condition (a),
    (b), (c) and (f) and the last paragraph under "Conditions of the Offer" in the Offer to Purchase are clarified to refer, in each case, to "the reasonable judgment" rather than "the sole judgment" of PW Eagle.

       For purposes of condition (c) under "Conditions of the Offer," in the Offer to Purchase PW Eagle will consider a decrease of more than 20% in the market price of PW Eagle's shares to be a "significant decrease."

ITEM 12. EXHIBITS.

   Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

   Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PW EAGLE, INC.
Dated: April 12, 2001

                                                  /s/ WILLIAM H. SPELL
                                          By __________________________________
                                                    William H. Spell,
                                                 Chief Executive Officer

                                      ii